January 4, 2021

VIA EDGAR CORRESPONDENCE

Elena Stojic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Dodge & Cox Funds (File Nos. 2-11522 and 811-173) (the "Registrant" or the "Trust") Post-Effective Amendment No. 101 ("PEA 101") to the Trust's Registration Statement on Form N-1A

Dear Ms. Stojic:

This letter responds to comments you provided to Erin Kennedy of Dodge & Cox during a telephonic discussion on September 21, 2020 with respect to your review of PEA 101 to the Trust's registration statement, which was filed with the U.S. Securities and Exchange Commission on August 3, 2020. PEA 101 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purposes of registering shares of the Dodge & Cox Emerging Markets Stock Fund (the "Fund"), a new series of the Trust. We have summarized your comments below, followed by the Trust's responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.Comment: Include a complete fee table in correspondence for staff review.

Response: Please refer to the complete fee table below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.60%
Distribution and/or service (12b-1) fees	None
Other expenses (transfer agent, custody, accounting, legal, etc.)*	0.76%
Total Annual Fund Operating Expenses**	1.36%
Expense Reimbursement	0.66%
Net Expenses**	0.70%

*Other expenses are based on estimated amounts for the current fiscal year.

**Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain

c/o DST Asset Manager Solutions, Inc. / P.O. Box 219502 / Kansas City / MO / 64121-9502

Total Annual Fund Operating Expenses at 0.70% until April 30, 2022. The term of the agreement renews annually unless terminated with 30 days' written notice by either party prior to the end of the term.

2.Comment: Confirm whether the Fund is expected to incur acquired fund fees and expenses.

Response: While the Fund may incur acquired fund fees and expenses, we do not anticipate that those fees and expenses will exceed 1 basis point of the Fund's net asset value and have therefore removed this item from the final registration statement, as shown in the fee table above.

3.Comment: In the fees example, clarify that the calculation will assume that the expense reimbursement agreement between Dodge & Cox and the Fund will not be renewed after May 1, 2022.

Response: The final registration statement has been revised to include this clarification.

4.Comment: Clarify the difference between emerging and frontier markets and whether frontier market issuers are included in the Fund's 80% test.

Response: The registration statement has been revised to state clearly that both emerging and frontier markets are included in the Fund's 80% test. The registrant notes that the following description of "frontier markets" is included in the Item 9 disclosure of the Fund's prospectus:

"The term "frontier markets countries" encompasses those countries that are at an earlier stage of economic, political, or financial development, even by emerging market standards."

The registrant respectfully submits that this language sufficiently describes the difference between emerging markets and frontier markets countries. Accordingly, no additional disclosure has been added to the registration statement.

5.Comment: Clarify in the Fund's registration statement that the contribution of derivatives to the 80% test will be measured based on market value rather than notional amount.

Response: The Registrant confirms that it will calculate the contribution of derivatives to the 80% test based on their market value. However, in light of the Commission's recent Request for Comment on Fund Names in Release Nos. IC–33809; File No. S7-04-20, specifically with respect to the contribution of derivatives, the Registrant prefers not to specify this calculation method in the registration statement at this time.

6.Comment: Revise the description of the 80% test in the summary prospectus to be more specific, replacing references to factors that "may" be considered with those that "will" be considered.

Response: The registration statement has been revised to include the following clarifying language with respect to the factors that the Registrant will use in determining whether an issuer will be treated considered an "emerging markets issuer" for purposes of its 80% test:

"In determining whether an issuer is located in or has significant economic exposure to an emerging market country, Dodge & Cox will consider the issuer's country of organization, the location of its management, the country of its primary listing, its reporting currency, and whether the issuer has substantial assets in, or derives significant revenues from, emerging market countries."

7.Comment: In the summary prospectus, include a reference to China in the principal investment strategies if China is listed as a principal risk of the Fund.

Response: The Registrant notes that China is an emerging markets country as defined in the Fund's principal investment strategies, and as such, is already captured by the Fund's principal investment strategies. Moreover, the Registrant respectfully submits that including the China Investment Risk tile in the Fund's principal risks disclosure is consistent with the staff's position on including disclosure regarding investments in emerging markets, particularly China, as announced in a recent public statement from the staff.1

8.Comment: Tailor the disclosure in the registration statement with respect to derivatives more closely to the specific types of derivatives in which the Fund intends to invest.

Response: The registration statement has been revised to focus more specifically on the types of derivatives that the Fund is most likely to use and the risks associated with those types of derivatives.

9.Comment: Indicate whether the Fund's investment objective is a fundamental investment policy and, if not, the amount of notice shareholders will be given prior to any change.

Response: The Registrant confirms that the Fund's investment objective is a fundamental investment policy of the Fund and has revised the registration statement to clarify this point.

10.Comment: In the prospectus, please clarify which of the investments and risks listed are principal investments and risks and which are additional investments and risks.

Response: The registration statement has been revised to indicate which investments and risks are principal investments and risks and which are additional investments and risks.

SAI

1See Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited, Public Statement from SEC Chair Jay Clayton, PCAOB Chair William D. Duhnke III, SEC Chief Accountant Sagar Teotia, SEC Division of Corporation Finance Director William Hinman, and SEC Division of Investment Management Director Dalia Blass (Apr. 21, 2020).

1.Comment: Within the Fund's "Investment Restrictions" section, regarding industry concentration, please add "or group of industries" to the disclosure.

Response: The Registrant notes that Instruction 4 to Item 9 of Form N-1A provides that concentration means "investing more than 25% of a Fund's net assets in a particular industry or group of industries." The Registrant has adopted a fundamental policy that it "may not invest 25% or of the value of its total assets in any one industry, as determined by standard industry classification codes." The Registrant notes that each of the other Dodge & Cox Funds has adopted the same fundamental restriction; and that this fundamental policy of those Funds cannot be changed without a shareholder vote; and the Registrant wishes to have a consistent industry concentration policy across the Dodge & Cox Funds. Accordingly, the Registrant respectfully declines to revise this disclosure.

In addition, the Registrant respectfully believes that the Fund's current fundamental investment restriction is consistent with relevant guidance set forth in Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) ("Guide 19"). In relevant part, Guide 19 states:

It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant's assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should"specify in the prospectus the industry or group of industries in which it will concentrate."If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant's assets would be invested in such industry.

Part C

10.Comment: Please provide a copy of the Fund's investment management agreement

Response: A form of the investment management agreement that the Fund intends to enter into, subject to shareholder approval, is attached hereto, with a signed copy to be included with its final registration statement.

* * *

We believe that the foregoing has been responsive to the Staff's comments. Please call or email the undersigned at (415) 248-9154 or erin.kennedy@dodgeandcox.com if you wish to discuss this correspondence further.

Sincerely,

/s/ Erin Kennedy Erin Kennedy

Attachment: Form of Investment Management Agreement

INVESTMENT MANAGEMENT AGREEMENT

DODGE & COX EMERGING MARKETS STOCK FUND

Ladies and Gentlemen:

Dodge & Cox Funds (the ''Trust'') has been established as a Delaware statutory trust to engage in the business of an investment company. Pursuant to the Trust's Trust Instrument, as amended from time-to-time (the ''Trust Instrument''), the Board of Trustees has divided the Trust's shares of beneficial interest, par value $.01 per share, (the ''Shares'') into separate series, or funds, including Dodge & Cox Emerging Markets Stock Fund (the ''Fund''). The Fund may be abolished and dissolved, and additional series established, from time to time by action of the Trustees. The Trust, on behalf of the Fund, has selected you to act as the sole investment manager of the Fund and to provide certain other services, as more fully set forth below, and you have indicated that you are willing to act as such investment manager and to perform such services under the terms and conditions hereinafter set forth. Accordingly, the Trust on behalf of the Fund agrees with you as follows:

1.Delivery of Documents. The Trust engages in the business of investing and reinvesting the assets of the Fund in the manner and in accordance with the investment objectives, policies and restrictions specified in the currently effective Prospectus (the ''Prospectus'') and Statement of Additional Information (the ''SAI'') relating to the Fund included in the Trust's Registration Statement on Form N-1A, as amended from time to time, (the ''Registration Statement'') filed by the Trust under the Investment Company Act of 1940, as amended, (the ''1940 Act'') and the Securities Act of 1933, as amended. Copies of the documents referred to in the preceding sentence have been furnished to you by the Trust. The Trust has also furnished you with copies properly certified or authenticated of each of the following additional documents related to the Trust and the Fund:

(a)The Amended and Restated Trust Instrument dated February 25, 2014, as amended to date;

(b)The Amended and Restated By-Laws of the Trust as in effect on the date hereof (the "By-Laws"); and

(c)Resolutions of the Trustees of the Trust and the shareholders of the Fund selecting you as investment manager and approving the form of this Agreement.

The Trust will furnish you from time to time with copies, properly certified or authenticated, of all amendments of or supplements, if any, to the foregoing, including the Prospectus, the SAI and the Registration Statement.

2.Portfolio Management Services. As manager of the assets of the Fund, you shall provide continuing investment management of the assets of the Fund in accordance with the investment objectives, policies and restrictions set forth in the Prospectus and SAI; the applicable provisions of the 1940 Act and the Internal Revenue Code, as amended (the ''Code'') relating to regulated investment companies and all rules and regulations thereunder; and all other applicable federal and state laws and regulations of which you have knowledge; subject always to policies and instructions adopted by the Trust's Board of Trustees. In connection therewith, you shall use reasonable efforts to manage the Fund so that it will qualify as a regulated investment company under Subchapter M of the Code and regulations issued thereunder. The Fund shall have the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to your investment advisory clients. In managing the Fund in accordance with the requirements set forth in this section 2, you shall be entitled to receive and act upon advice of counsel to the Trust or counsel to you. You shall also make available to the Trust promptly upon request all of the Fund's investment records and ledgers as are necessary to assist the Trust in complying with the requirements of the 1940 Act and other applicable laws. To the extent required by law, you shall furnish to regulatory authorities having the requisite authority any information or reports in connection with the services provided pursuant to this Agreement which may be requested in order to ascertain whether the operations of the Trust are being conducted in a manner consistent with applicable laws and regulations.

You shall determine the securities, instruments, investments, currencies, repurchase agreements and other contracts relating to investments to be purchased, sold or entered into by the Fund and place orders with broker-dealers, foreign currency dealers, swap counterparties or others pursuant to your determinations and all in accordance with Fund policies as expressed in the Registration Statement. You shall determine what portion of the Fund's portfolio shall be invested in securities and other assets and what portion, if any, should be held uninvested.

You shall furnish to the Trust's Board of Trustees periodic reports on the investment performance of the Fund and on the performance of your obligations pursuant to this Agreement, and you shall supply such additional reports and information as the Trust's officers or Board of Trustees shall reasonably request.

3.Administrative Services. In addition to the portfolio management services specified above in section 2, you shall furnish at your expense for the use of the Fund such office space and facilities in the United States as the Fund may require for its reasonable needs, and you (or one or more of your affiliates designated by you) shall render to the Trust administrative services on behalf of the Fund necessary for operating as an open-end investment company and not provided by persons not parties to this Agreement including, but not limited to: preparing reports to and meeting materials for the Trust's Board of Trustees and overseeing reports and notices to Fund shareholders; supervising, negotiating contractual arrangements with, to the extent appropriate, and monitoring the performance of, accounting agents, custodians, depositories, transfer agents and pricing agents, accountants, attorneys, printers, underwriters, brokers and dealers, insurers and other persons in any capacity deemed to be necessary or desirable to Fund operations; administering the Fund's liquidity risk management program; preparing and making filings with the Securities and Exchange Commission (the ''SEC'') and other regulatory and self-regulatory organizations, including, but not limited to, preliminary and definitive proxy materials, post-effective amendments to the Registration Statement, reports on Form N-CSR and N-CEN and notices pursuant to Rule 24f-2 under the 1940 Act; filing of the Fund's federal, state and local tax returns; providing assistance with investor and public relations matters; monitoring the valuation of portfolio investments and the calculation of net asset value; monitoring the registration of Shares of the Fund under applicable federal and state securities laws; maintaining or causing to be maintained for the Fund all books, records and reports and any other information required under the 1940 Act, to the extent that such books, records and reports and other information are not maintained by the Fund's custodian or other agents of the Fund; and otherwise assisting the Trust as it may reasonably request in the conduct of the Fund's business, subject to the direction and control of the Trust's Board of Trustees. Nothing in this Agreement shall be deemed to shift to you or to diminish the obligations of any agent of the Fund or any other person not a party to this Agreement which is employed to provide services to the Fund.

4.Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 4, you shall pay the compensation and expenses of all Trustees and officers who are affiliated persons of you, and you shall make available, without expense to the Fund, the services of such of your directors, officers and employees as may duly be elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. You shall provide at your expense the portfolio management services described in section 2 hereof and the administrative services described in section 3 hereof. You shall not be required to pay any expenses of the Fund other than those specifically allocated to you in this section

4.In particular, but without limiting the generality of the foregoing, you shall not be responsible, except to the extent of the reasonable compensation of such of the Fund's Trustees and officers as are directors, officers or employees of you whose services may be involved, for the following expenses of the Fund: organization expenses of the Fund (including out-of- pocket expenses, but not including your overhead or employee costs); fees payable to you and to any other Fund advisors or consultants; legal expenses; auditing and accounting expenses; maintenance of books and records which are required to be maintained by the Fund's custodian or other agents of the Trust; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by the Fund in connection with membership in investment company trade organizations; fees and expenses of the Fund's accounting agent, custodians, subcustodians, transfer agents, dividend disbursing agents and registrars; payment for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates and, except as provided below in this section 4, other expenses in connection with the issuance, offering, distribution, sale, redemption or repurchase of securities issued by the Fund; expenses relating to investor and public relations; expenses and fees of registering or qualifying Shares of the Fund for sale; interest charges, bond premiums and other insurance expense; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; the compensation and all expenses (specifically including travel expenses relating to Trust business) of Trustees, officers and employees of the Trust who are not affiliated persons of you; brokerage commissions or other costs of acquiring or disposing of any portfolio securities of the Fund; expenses of printing and distributing reports, notices and dividends to shareholders; expenses of distributing Prospectuses and SAIs of the Fund and supplements thereto; costs of stationery; any litigation expenses; indemnification of Trustees and officers of the Trust; and costs of shareholders' and other meetings. You shall be required to pay expenses of any activity which is primarily intended to result in sales of Shares of the Fund if and to the extent that such expenses are generally required to be borne by a principal underwriter which acts as the distributor of the Fund's Shares pursuant to an underwriting agreement.

5.Management Fee. For all services to be rendered, payments to be made and costs to be assumed by you as provided in sections 2, 3 and 4 hereof, the Trust on behalf of the Fund shall pay you in United States Dollars on the last day of each month the unpaid balance of a fee equal to an annual rate of 0.60% of the average daily net assets as defined below of the Fund for such month. The ''average daily net assets'' of the Fund shall mean the average of the values placed on the Fund's net assets on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such time. The value of the net assets of the Fund shall always be determined pursuant to the applicable provisions of the Trust Instrument and the Registration Statement. If the determination of net asset value does not take place for any particular day, then for the purposes of this section 5, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of such time as the value of the net assets of the Fund's portfolio may be lawfully determined on that day. You may waive all or a portion of your fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of your services. You shall be contractually bound hereunder by the terms of any publicly announced waiver of your fee, or any limitation of the Fund's expenses, as if such waiver or limitation were fully set forth herein.

6.Avoidance of Inconsistent Position; Services Not Exclusive. In connection with purchases or sales of portfolio securities and other investments for the account of the Fund, neither you nor any of your directors, officers or employees shall act as a principal or agent or receive any commission. You or your agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other investments for the Fund's account with brokers or dealers selected by you in accordance with Fund policies as expressed in the Registration Statement. If any occasion should arise in which you give any advice to clients of yours concerning the Shares of the Fund, you shall act solely as investment counsel for such clients and not in any way on behalf of the Fund. Your services to the Fund pursuant to this Agreement are not to be deemed to be exclusive and it is understood that you may render investment advice, management and services to others. In acting under this Agreement, you shall be an independent contractor and not an agent of the Trust. Whenever the Fund and one or more other accounts or investment companies advised by you have available funds for investment, investments suitable and appropriate for each shall be allocated in accordance with procedures believed by you to be equitable to each entity. Similarly, opportunities to sell securities shall be allocated in a manner believed by you to be equitable. The Fund recognizes that in some cases this procedure may adversely affect the size of the position that may be acquired or disposed of for the Fund.

7.Sublicense to Use the Dodge & Cox Trademark. As exclusive licensee of the rights to use and sublicense the use of the ''Dodge & Cox'' trademark (''Dodge & Cox Mark''), you hereby grant the Trust a nonexclusive right and sublicense to use (i) the ''Dodge & Cox'' name and mark as part of the Trust's name (the ''Fund Name''), and (ii) the Dodge & Cox Mark in connection with the Trust's investment products and services, in each case only for so long as this Agreement, any other investment management agreement between you and the Trust, or any extension, renewal or amendment hereof or thereof remains in effect, and only for so long as you are a licensee of the Dodge & Cox Mark, provided however, that you agree to use your best efforts to maintain your license to use and sublicense the Dodge & Cox Mark. The Trust agrees that it shall have no right to sublicense or assign rights to use the Dodge & Cox Mark, shall acquire no interest in the Dodge & Cox Mark other than the rights granted herein, that all of the Trust's uses of the Dodge & Cox Mark shall inure to the benefit of Dodge & Cox as owner and licensor of the Dodge & Cox Mark (the ''Trademark Owner''), and that the Trust shall not challenge the validity of the Dodge & Cox Mark or the Trademark Owner's ownership thereof. The Trust further agrees that all services and products it offers in connection with the Dodge & Cox Mark shall meet commercially reasonable standards of quality, as may be determined by you or the Trademark Owner from time to time, provided that you acknowledge that the services and products the Trust rendered during the one-year period preceding the date of this Agreement are acceptable. At your reasonable request, the Trust shall cooperate with you and the Trademark Owner and shall execute and deliver any and all documents necessary to maintain and protect (including but not limited to in connection with any trademark infringement action) the Dodge & Cox Mark and/or enter the Trust as a registered user thereof. At such time as this Agreement or any other investment management agreement shall no longer be in effect between you (or your successor) and the Trust, or you no longer are a licensee of the Dodge & Cox Mark, the Trust shall (to the extent that, and as soon as, it lawfully can) cease to use the Fund Name or any other name indicating that it is advised by, managed by or otherwise connected with you (or any organization which shall have succeeded to your business as investment manager) or the Trademark Owner. In no event shall the Trust use the Dodge & Cox Mark or any other name or mark confusingly similar thereto (including, but not limited to, any name or mark that includes the name ''Dodge & Cox'') if this Agreement or any other investment advisory agreement between you (or your successor) and the Fund is terminated.

8.Limitation of Liability of Manager. As an inducement to your undertaking to render services pursuant to this Agreement, the Trust agrees that you shall not be liable under this Agreement for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect you against any liability to the Trust, the Fund or its shareholders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties, or by reason of your reckless disregard of your obligations and duties hereunder. Any person, even though also employed by you, who may be or become an employee of and paid by the Fund shall be deemed, when acting within the scope of his or her employment by the Fund, to be acting in such employment solely for the Fund and not as your employee or agent.

9.Duration and Termination of This Agreement. This Agreement shall remain in force until December 31, 2022, and continue in force from year to year thereafter, but only so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Trustees who are not parties to this Agreement or interested persons of any party to this Agreement, in a manner consistent with the requirements of the 1940 Act, as such requirements may be modified by rule, regulations, order, or guidance of the Securities and Exchange Commission or its staff, and (b) by the Trustees of the Trust, or by the vote of a majority of the outstanding voting securities of the Fund. The aforesaid requirement that continuance of this Agreement be ''specifically approved at least annually'' shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder and any applicable SEC exemptive order therefrom. This Agreement may be terminated with respect to the Fund at any time, without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund or by the Trust's Board of Trustees on 60 days' written notice to you, or by you on 60 days' written notice to the Trust. This Agreement shall terminate automatically in the event of its assignment.

10.Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved in a manner consistent with the 1940 Act and rules and regulations thereunder and any applicable SEC exemptive order therefrom.

11.Limitation of Liability for Claims. The Trust Instrument provides that the name ''Dodge & Cox Funds'' refers to the Trustees under the Trust Instrument collectively as Trustees and not as individuals or personally, and that no shareholder of the Fund, or Trustee, officer, employee or agent of the Trust, shall be subject to claims against or obligations of the Trust or of the Fund to any extent whatsoever, but that the Trust estate only shall be liable. You are hereby expressly put on notice of the limitation of liability as set forth in the Trust Instrument and you agree that the obligations assumed by the Trust on behalf of the Fund pursuant to this Agreement shall be limited in all cases to the Fund and its assets, and you shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Fund or any other series of the Trust, or from any Trustee, officer, employee or agent of the Trust. You understand that the rights and obligations of each Fund, or series, under the Trust Instrument are separate and distinct from those of any and all other series.

12.Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

In interpreting the provisions of this Agreement, the definitions contained in Section 2(a) of the 1940 Act (particularly the definitions of ''affiliated person,'' ''assignment'' and ''majority of the outstanding voting securities''), as from time to time amended, shall be applied, subject, however, to such exemptions as may be granted by the SEC by any rule, regulation or order.

This Agreement shall be construed in accordance with the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, or in a manner which would cause the Fund to fail to comply with the requirements of Subchapter M of the Code.

This Agreement shall supersede all prior investment advisory or management agreements entered into between you and the Trust on behalf of the Fund.

If you are in agreement with the foregoing, please execute the form of acceptance on the accompanying counterpart of this letter and return such counterpart to the Trust, whereupon this letter shall become a binding contract effective as of the date of this Agreement.

Yours very truly,

DODGE & COX FUNDS,

on behalf of DODGE & COX EMERGING MARKETS STOCK FUND

By:

Charles F.Pohl

Chairman

The foregoing Agreement is hereby accepted as of the date hereof.

DODGE & COX

By:

Dana M. Emery

Chief Executive Officer and President

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